CENTURION ENERGY INTERNATIONAL INC.

NEWS RELEASE Dated July 17, 2001

Centurion Makes Oil Acquisition in Egypt

Calgary, Alberta: Centurion Energy International Inc. (TSE: CUX) announces that the Company's wholly owned Egyptian subsidiary, Centurion Petroleum Corporation ("Centurion") has signed a Letter of Intent with TransAtlantic Petroleum Corp., for the purchase by Centurion of two of TransAtlantic's wholly owned subsidiaries which have working interests in two concessions in Egypt. Centurion has agreed to purchase a 30% interest in the onshore West Gharib Concession near the Gulf of Suez and a 25% working interest in the Central Sinai Concession in the Sinai Desert.

The Hana field, located within the West Gharib Concession (625,000 acres) is producing approximately 1,750 bopd from eight wells with additional undeveloped discoveries in the lower zones of the field. Proved reserves for the field are independently estimated to be 1.8 million barrels as at January 1, 2001. The Central Sinai Concession has a heavy oil discovery that is currently being evaluated and holds potential for a heavy oil development project.

Mr. Said Arrata, President and CEO of Centurion Energy International Inc. said, ” We are pleased to make this acquisition in Egypt which provides Centurion with immediate oil production from the Hana field, and the possibility to increase near term production through development drilling and field extension. The West Gharib block has exciting exploration potential targeting similar structures to those producing in the Hana field which could hold an estimated 60 million barrels of oil in place. One of Centurion’s objectives is to grow through acquisitions, and this purchase provides strategic short and long term growth potential in one of the Company’s core regions”.

The acquisition, will be effective June 30, 2001 for the purchase of oil reserves in the two concessions and for joint account inventory of drilling equipment and supplies. Closing of the purchase is subject to legal and financial due diligence, Board of Director approval and approval by the required regulatory authorities.

Certain statements in this News Release constitute “forward looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward looking statements involve risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements expressed or implied by such forward looking statements.

For More Information:
Said S. Arrata, President and CEO,
or
Barry W. Swan, Senior Vice President, Finance and CFO
Tel: (403) 263-6002 / Fax: (403) 263-5998
E-mail: info@centurionenergy.com
Web: http://www.centurionenergy.com